CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

 September 28, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Stacie D. Gorman

Re:	China Oumei Real Estate Inc. f/k/a Dragon Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed August 27, 2010
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 20, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note your response to comment 1 of our letter dated August 23, 2010. Please attribute the analysis included in your response by identifying the counsel that provided such analysis.

Company Response: Our Cayman Islands legal counsel, Maples and Calder, provided the analysis included in our response to comment 1 of the Staff’s letter dated August 23, 2010.

Capitalization, page 24

2.	The amount shown for long-term debt as of June 25, 2010 appears to be exclusive of short-term debt. Please revise your description accordingly.

Company Response: The amount shown for long-term debt is in fact exclusive of short-term debt, but we were trying to make it clear that it includes the current portion of long-term debt, which in this particular case is zero. To avoid confusion, we have deleted the phrase “(including current portion).”

Results of Operations, page 30

Comparison of the Six Months Ended June 25, 2010 and June 25, 2009, page 32

3.

We note that you attribute the figures under the column “Percentage of Completion as of June 25” to a third party. Please disclose the name of the third party. Please make similar revisions to your disclosure on page 35. Also, please tell us what consideration you have given to identifying the third party as an expert and filing their consent as exhibits to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 141.02 under the Division’s Compliance and Disclosure Interpretations for the Securities Act.

Company Response: In response to the Staff’s comments, we have removed statements attributing the figures under the column “Percentage of Completion as of June 25” to a third party from the Registration Statement. We have therefore determined that no consent from such third party is required to be filed as an exhibit to the Registration Statement. For the Staff’s information, the third parties that the Company hired to obtain the information used to prepare the figures were as follows:

  The City of Jimo Project Superisory Company (for Jiangnan Garden 1, 2, 3, & 6);

  Pingdu Urban Development Project Supervisory Co., Ltd. (for Jiangnan Garden 7, Sunshine, Decretive Materials Center, and Shanshui Longyuan);

  Laixi Development Project Supervisory Co., Ltd. (for Shanghai Garden 1 & 2);

  Qingdao Haidi Engineering & Construction Management Co., Ltd.(for Shanghai Garden 3);

  Qingdao Laixi Engineering, Supervisory & Survey Company (for Fenglin Oasis & Longze Yuyuan);

  Qingdao Municipal Engineering & Construction Supervision Company (Yuyuan Fengjing);

  Shandong Engineering & Construction Supervision Company, Weifang Branch (Oumei Complex 1 & 2);

  Weifang Hengjun Engineering & Construction Supervision Co., Ltd.(Fuxiang Huayuan 1 & 2);

  Rushan Silver Beach Development Project Supervisory Co., Ltd. (for Longhai Lidu 1 & 2);

  Shandong Jianda Engineering & Construction Supervision Center (Xingfu Renjia 1 & 2);

  Weifang Huacheng Engineering Consulting & Supervision Co., Ltd. (Qilu Textile Centre);

  Qingdao Wuhuan Development Supervisory Co., Ltd. (for Dongli Garden);

  Weihai Tianheng Engineering Consulting & management Co., Ltd. (for Longhai International Plaza); and

  Qingdao Tianping Engineering Supervisory Co., Ltd. (for Longhai Mingzhu).”

4.

We note your responses to comments 6 and 7 and the revised column titled “% of revenue recognized from contract sales.” Please revise to elaborate on the relevance of this disclosure. Does the difference between contract sales and revenues represent future revenues?

Company Response: We re-evaluated the relevance of this disclosure and revised the Registration Statement to delete this column. We also revised the other columns and inserted more notes, in order to clarify the information. We added a column to specifically indicate future revenue remaining to be recognized

Business, page 46

Project Development Process, page 56

5.	We note your response to comment 10. Please revise to clarify if there are any other related parties under common control that have the requisite licenses to develop residential property.

Company Response: We do not have any other related parties under common control that have the requisite licenses to develop residential property. We have also revised our disclosure in the Registration Statement accordingly.

6.	Please revise to clarify if you have acquired land use rights from an entity not related to Longhai Group or Antoine Cheng. If so, please disclose the process for such acquisitions.

Company Response: We acquired the following four subsidiaries, which own land use rights, through arms-length transactions from entities not related to Longhai Group or Antoine Cheng:

  Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd, which owns land use rights of Longhai International Plaza and Longhai Lidu 1&2;

  Weihai Mingwei Industry Co., Ltd., which owns land use right of Weihai Beach Resort;

  Weifang Longhai Zhiye Co., Ltd., which owns land use right of Oumei Complex 1 & 2; and

  Weifang Qilu Guotai Properties Co., Ltd, which owns land use right of Qilu Textile Centre.

These acquisitions are discussed in detail in Note 2, Acquisition of Subsidiaries, to the Consolidated Financial Statements for the years ended December 25, 2009, 2008 and 2007.

In addition, we directly acquired the land use rights for the following projects from public auctions: Jiangnan Garden 1, 2, 3, 6 & 7, Decorative Materials Center, Shanghai Garden 1-3, Fenglin Oasis, Yuyuan Fengjing, Longze Yuyuan, Jiangshan Dijing, Shanshui Longyuan, Sunshine, and Huashan Town.

Among the above acquisitions, the land use rights for Jiangnan Garden 1, 2, 3, 6 & 7, Decorative Materials Center, Shanghai Garden 1-3, Fenglin Oasis, Yuyuan Fengjing, Longze Yuyuan, Jiangshan Dijing, and Shanshui Longyuan were acquired from public auctions where we acted as a participant in the auction on behalf of our affiliate, Longhai Group, and the land use rights of Sunshine, and Huashan Town were acquired by us from public auctions where we acted on our own behalf. When we participate in a public auction on behalf of our affiliate, Longhai Group, the government land bureau holding the auction is given full disclosure that Longhai Group and the Company are related parties under common control, and that since Longhai Group does not have the necessary license to engage in residential development in China, and we hold Level 1 Certificate of the Qualification of Real Property Development Enterprises, Longhai Group wishes to have us participate in the auction on its behalf.

We have also revised our disclosure in the Registration Statement accordingly.

7.

We note your response to comment 11 and reissue our comment. Please revise to discuss the typical purchase terms and how they are determined when you purchase subsidiaries from Longhai Group. Additionally, please clearly state whether Longhai Group has sold land use rights to other entities since your inception or is obligated to present land use rights to you for purchase. Also, please tell us why you have not included such purchases with your Item 404 of Regulation S-K disclosure.

Company Response: We acquired the following four subsidiaries that were wholly-owned or majority-owned by our affiliate, Longhai Group:

  Qingdao Xudong Real Estate Development Co., Ltd. (“Qingdao Xudong”), which owns land use rights for Dongli Garden Phase 1 and Phase 2;

  Weifang Longhai Industry Co., Ltd. (“Weifang Longhai Industry”), which owns land use rights for Fuxiang Huayuan 1 &2;

  Caoxian Industrial Co., Ltd. (“Caoxian Industrial”), which owns land use rights for Xingfu Renjia 1 & 2; and

  Longhai Real Estate Properties Co., Ltd. (“Longhai Real Estate”), which owns land use rights for Longhai Mingzhu.

The purchase terms for these four acquisitions are as follows:

  On January 24, 2008, we acquired from Longhai Group and the other unaffiliated shareholders of Qingdao Xudong 100% of their equity interests in Qingdao Xudong for RMB 60,000,000 (approximately $8.3 million). Longhai Group owned approximately 74% of Qingdao Xudong.

  On August 27, 2008, we acquired from Longhai Group and the other unaffiliated shareholders of Weifang Longhai Industry 100% of their equity interests in Weifang Longhai Industry for RMB 30,000,000 (approximately $4.4 million). Longhai Group owned approximately 95% of Weifang Longhai Industry.

  On June 25, 2009, we acquired from Longhai Group 100% of its equity interest in Caoxian Industrial for RMB 15,000,000 (approximately $2.2 million).

  On September 25, 2009, we acquired from Longhai Group 100% of its equity interest in Longhai Real Estate for RMB20,000,000 (approximately $2.9 million). Longhai Group funded the purchase.

Because the above acquisitions are considered as acquisitions from a related party, Mr. Antoine Cheng, the controlling person of both Longhai Group and our Company, determined the purchase price in each instance. In each case, Mr. Cheng determined that the purchase price should be at least the book value of each subsidiary (i.e., the total assets minus its intangible assets and liabilities), as adjusted for reasonable historical carrying costs and other expenses.

Longhai Group has not sold land use rights to other entities since our inception. Longhai Group is not obligated to present land use rights to us for purchase.

We have revised our disclosure in the Registration Statement accordingly. We have also revised the Registration Statement to include the disclosure of the above acquisitions in the section captioned “Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance” that we originally incorrectly omitted.

8.

We note your response to comment 12 and the revised disclosure that “very few bidders” meet all the requirements and that you “score very high in the ranking system.” Please revise to discuss your basis for the disclosure that “very few bidders” meet all the requirements. Also, revise to clarify if the reference to high scorer refers to you or Longhai Group.

Company Response: As we disclosed in the Registration Statement, the local government examines qualification credentials of each bidder and there is typically a comprehensive ranking system with points assigned to each qualification category. Qualification credentials examined by the government typically include: track record of development activity, financial strength, development qualification level under Certificates of the Qualifications of Real Property Development Enterprises issued by the Ministry of Housing and Urban-Rural Development (levels are 1-4), and experience/history in cooperating with the government in public projects.

There is typically a comprehensive ranking system with points assigned to each qualification category. Bidders who do not meet all of the qualification requirements are disqualified. In many cases, we are one of very few bidders who meet all the requirements and score very high in the ranking system. For example, in the markets we operate in, only a very small percentage of registered developers have been able to achieve the Level 1 Certificate of the Qualifications of Real Property Development Enterprises, which is the highest level of certificate granted by the Ministry of Housing and Urban-Rural Development. According to recent statistics conducted by the City of Qingdao Center of Housing Trade, as of 2009, there are 597 real estate developers registered in the City of Qingdao, while according to a December 2009 report by the governmental agency China Real Estate Association, only 9 real estate development companies (including us) in Qingdao have obtained the Level 1 Certificate. Nationwide, only 696 real estate development companies (including us) in China have obtained the Level 1 Certificate (the National Bureau of Statistics’ most recently published statistics shows that as of December 2008, there were 87,562 registered real estate developers in China). In addition, we have a long history of cooperating with Longhai Group in urban redevelopment projects that had public portions. In the scoring system, we also benefit from the fact that Longhai Group is our related entity under common control and we often participate in public auctions on behalf of Longhai Group. All of these factors, along with Longhai Group’s long-term track record with local governments, enable us to have a competitive advantage over other real estate developers in the public auction process.

The reference to the high scorer refers to the Company.

We have also revised our disclosure in the Registration Statement accordingly.

9.

We note your response to comment 13 and the revised disclosure that Longhai Group “sometimes has to compete” with others for development of the public portions. Please revise to clarify the times when Longhai Group does not have to compete for the development of the public portions, which leads to the “preferred candidate” status.

Company Response: The construction industry in China does not require a formal public bidding process for each development project. Local government agencies in various municipalities have different processes in selecting contractors to participate in public projects. Sometimes the process involves competitive formal bidding, in which case Longhai Group has to compete with other contractors based on various government-set criteria and participate in formal public bidding processes, while at other times local authorities simply select contractors based on specific qualification criteria, such as track record, experience in cooperating with the government in public projects, and/or financial capability in providing financing to local governments. In the latter case, there is no formal public bidding process involved. As a result, in both cases Longhai Group has to compete with other contractors for development of the public portions although a formal bidding process is not involved when the local government agencies select contractors simply based on specific qualification criteria as described above.

We have revised our disclosure in the Registration Statement to clarify that Longhai Group always has to compete with other contractors for development of the public portions, although a formal bidding process is not always required.

Projects in Planning, page 64

10.	Please revise to provide additional disclosure of your basis for the total sales and net profit disclosure in this subsection.

Company Response: We have revised our disclosure as follows to further discuss how we determined the total sales and net profit projections.

“In regard to sales projections, we use the market comparable method, taking into consideration site-specific zoned uses, in computing the total sales projection for each of these projects. We typically apply our local knowledge based on our substantial past experience in the specific market, as well as consult experienced local real estate brokers and gather comparable data of similar properties in the same trade area being traded within a reasonable period of time, in coming up with comparable prices.

In regard to net profit projections, we deduct our pro forma development costs (including land cost, construction cost, advertising, commissions and other selling expenses) from the sales projection, and arrive at the estimated net profit.”

As an example, in estimating the sales and net profit of the Longhai Hotel parcel, we reached out to local brokers and were informed that comparable, newly developed high-end hotel properties in the same beach front trade area were trading on average at approximately 35,000 RMB –40,000 RMB, or US$5,130 - $5,870 per square meter at the time of the analysis. We chose to use the $5,130 in our projection. Since the approved GFA to be built on the parcel is 80,000 square meters, we estimated the total sales of the finished project would be $5,130 x 80,000 = $410,000,000, which we further adjusted to $400 million using internal models. We then deducted pro forma total development cost of approximately $220 million and reached an estimated net profit of $180 million.

Completed Projects, page 66

11.	Please explain how you determined that the projects since inception have earned a consolidated return on investment of 113%.

Company Response: We have re-evaluated this disclosure and revised it to state that “…the projects earned a consolidated return on investment of 54.9% .”

History and Corporate Structure, page 75

Financing Transaction, page 76

12.

We note your response to comment 15 and await a reconciliation of the fair value assigned to the issuances of common stock (detailed in your response to comment 36 of our letter dated July 19, 2010) to your estimated offering price per share, or range, when available and the details of the significant factors contributing to the differences.

Company Response: We have estimated an offering price range of $4.00 to $6.00 per share by comparing the Company to other US listed, China based companies in the real estate property development sector. We determined price multiples for those companies based on various financial factors (revenue, EBITDA and earnings) for the trailing twelve months and independent analyst estimates for 2010 and 2011, and applied these to our internal forecasts without discount. We derived a range of prices per share using our current outstanding share count. The prices ranged from a low of $2.66 to a high of $7.17 and were evenly dispersed throughout this range. As a result, we are estimating a price range for the offering of $4.00 to $6.00 per share.

The difference between our current estimated offering price range and the issuance date fair value we estimated for the shares we issued on April 14, 2010, or $3.39 per share, can be attributed to the following factors:

1.

difference in various financial metrics used in the analysis (revenue, EBITDA, earnings for trailing twelve months, and analysts’ estimates of comparable companies’ future metrics) between now and April 2010;

2.	difference in price multiples for comparable companies between now and April 2010; and

3.

the new estimate assumes a market traded stock and is therefore an un-discounted valuation based on the trading of comparable companies’ stock, while the April 14, 2010 estimate was done at a time when our shares were not traded publicly and there was significant uncertainty as to the timing of our public offering and therefore reflected the illiquidity of our shares.

Unaudited Consolidated Statements of Income and Comprehensive Income, page F-7

13.	Please do not characterize the gain on business acquisition as revenue.

Company Response: ASC 105-10-05-3 points out that if an item is not codified as authoritative, nonauthoritative sources may be used. According to FASB 141R B378, bargain purchase is referred to as “one-time or unusual”. We have reclassified this to “OTHER INCOME (EXPENSES)” and, for the sake of consistency, have made the same reclassification on the Consolidated Statement of Income and Comprehensive Income for the Year Ended December 25, 2009.

Unaudited Consolidated Statements of Cash Flows, page F-6

14.

We note that you have recorded net proceeds from issuance of common stock in the amount of $10,323,040. Based upon your balance sheet it does not appear that any common stock was issued in the six months ended June 25, 2010. If this cash inflow relates to the sale of Units in the April 14, 2010 private placement, please characterize as such and tell us why the amount recorded on the statement of cash flows does not agree to the $11,098,800 purchase price disclosed on page F-11.

Company Response: There was a typographical error on the Consolidated Statement of Cash Flows, in that the proceeds from the sale of the Units were identified as those from the issuance of common stock. That line item has now been changed to “Net proceeds from issuance of Units (Note 1)”, and a sentence has been added to the sixth paragraph of Note 1 as follows: “Net proceeds to the Company after deducting placement agent’s expenses of $775,760 were $10,323,040.

15.	Please tell us why restricted cash in the Holdback Account has been characterized as a financing cash outflow.

Company Response: As we discussed in the Registration Statement, at the closing of the April 14, 2010 private placement, we entered into an IR Escrow Agreement with Collateral Agents, LLC, the escrow agent, Brean Murray, Carret & Co., LLC, the placement agent, and Access America Investments, LLC, as representative of the investors, pursuant to which $120,000 was taken out of the net proceeds and deposited with the escrow agent to be distributed in incremental amounts to pay our investor relations firm. To reflect this transfer of cash from net proceeds to the holdback account (restricted cash), we characterize the event as a financing cash outflow.

Notes to Unaudited Consolidated Financial Statements, Page F-6

16.	Please include a note describing the terms of warrants outstanding to comply with Rule 4- 08(i) of Regulation S-X.

Company Response: We have revised the sixth paragraph of Note 1 to describe the terms of warrants outstanding to comply with Rule 4-08(i) of Regulation S-X

Note 14 – Long-term Debt, Page F-33

17.

We note that the current portion of long-term debt has been reduced to zero while the portion due in 2011 has increased significantly. Please include a discussion of any debt that was refinanced, or otherwise explain this change.

Company Response: We added the following paragraph at the end of Note 14. The result is that the current portion of long-term debt has been reduced to zero while the portion due in 2011 and 2012 has increased significantly. We also revised the payment schedule to add a third line for 2012.

“In the three months ended June 25, 2010, we repaid the China Construction Bank Caoxian Branch loan in the amount of RMB 20,000,000 (approximately $2,934,000); we extended the China Industry and Commercial Bank Chengyang Branch loan in the amount of RMB 200,000,000 (approximately $29,354,000) from the maturity date of May 2010 to November 2011; and we increased our borrowing from China Construction Bank Weihai Branch by RMB 10,000,000 (approximately $1,467,700) with a maturity date of April 2012.”

Note 17 – Basic and Diluted Weighted Average Number of Shares, page F-35

18.	Please clarify why outstanding warrants have not been included in the calculation of diluted earnings per share.

Company Response: As of June 25, 2010, we have the following warrants outstanding:

  Warrants issued to Brean Murray, Carret & Co., LLC and/or its designees for the purchase of an aggregate of 138,735 ordinary shares, exercisable for a period of three years at an exercise price of $5.00 per share.

  Warrants issued to investors, in connection with the private placement transaction, to purchase in aggregate 1,387,350 ordinary shares. The Warrants have a term of five years with an exercise price of $6.00 per share (subject to customary adjustments) and are exercisable by investors on a net exercise or cashless basis at any time after the closing date.

We followed ASC 260-10, 45-17 and 45-18, “No Antidilution,” in excluding the outstanding warrants from the calculation of diluted earnings per share. As of June 25, 2010, the exercise prices of these warrants, $5.00 per share and $6.00 per share, respectively, are higher than the estimated fair market value of our common shares. It would be an antidilutive conversion if outstanding warrants are assumed to be exercised in order to acquire shares of common stock at a higher price than the market price (in our case, since our common shares are not publicly traded, the estimated fair value) of the stock. Such a conversion would result in an increase in diluted earnings per share. Conversions that would increase earnings per share are therefore not used in calculating diluted earnings per share.

As of June 25, 2010, a market had not been made for the trading of our ordinary shares, nor were our shares listed or quoted for trading on any securities exchange or national quotation system. Therefore, we estimated the fair value of our shares by comparing the Company to other US listed, China based companies in the real estate property development sector. We determined price multiples for those companies based on various financial factors (revenue, EBITDA and earnings) for the trailing twelve months. We derived a price per share using our outstanding share count, and then applied an illiquidity discount (or discount for lack of marketability) and arrived at an estimated fair value of $3.78, as of June 25, 2010.

Notes to Consolidated Financial Statements, Page F-46

Note 2 – Acquisition of Subsidiaries, Page F-46

19.

We note your response to comment 18. As previously requested, please clarify what is meant by the related parties’ ability to “influence the Company and in effect generate or cause a capital contribution to the Company” and your determination as to whether or not a control group existed among the shareholders of Leewell and the shareholders of the entities from which you purchased the properties. As you pointed out, ASC 805-30-25-2 requires the excess of the fair value of assets acquired over the consideration paid to be recorded as a bargain purchase gain in earnings. The requirements of ASC 850-10 refer to disclosure only and do not require different accounting treatment for transactions with related parties. Given that the related parties are not shareholders of the company, it appears that amounts recorded in additional paid-in capital should be re-characterized as goodwill or gain on bargain purchase, as applicable.

Company Response: A control group did not exist among the shareholders of Leewell and the shareholders of the entities purchased at the time of the acquisitions. Our assertion, however, is not that the related parties were shareholders or that common control existed among our shareholders and those of the purchased entities. It is that there should be an arm’s-length independent transaction to justify recording a gain. As Note 2 to the financial statements indicates, the transactions in question were with related parties and the purchase price in each case was not fair market value. We therefore believe that the portion of the differential between the fair market value of the net assets acquired and the purchase prices paid that is attributable to the related party’s interest in the acquired companies should be recorded in additional paid-in capital. SFAS 141R.B381 “The Boards are aware of no compelling reason to believe that, in the absence of duress, a seller would willingly and knowingly sell a business for an amount less than its fair value.” As mentioned, these sales were between related parties and not at fair value. Although 141R.B381 has not been codified, it helped form the basis of accounting for business combinations as codified.

ASC 840-10-25-26 states “Except as noted in the following sentence, leases between related parties (see paragraph 840-10-55-27) shall be classified in accordance with the lease classification criteria in paragraphs 840-10-25-1, 840-10-25-31, and 840-10-25-41 through 25-44. Insofar as the separate financial statements of the related parties are concerned, the classification and accounting shall be the same as for similar leases between unrelated parties, except in circumstances in which it is clear that the terms of the transaction have been significantly affected by the fact that the lessee and lessor are related. In such circumstances the classification and accounting shall be modified as necessary to recognize economic substance rather than legal form.” While our situation is not that of a lessor/lessee transaction, the situation is analogous in that these were related party transactions, and we contend that the economic substance is not to record a gain for the related party portion but to include this in additional paid-in capital. We also agree that ASC 850-10-50-5 covers only disclosure requirements and does not specify accounting treatment; however, it does indicate that transactions not at arm’s-length should not be presented as such. We believe that recording the differential as a gain would imply an arm’s-length transaction which does not exist.

Part II

Draft of Exhibit 5.1

20.	We note that counsel has opined that shares will be “duly issued.” Please have counsel revise the opinion to address whether the shares will be legally issued.

Company Response: Counsel has revised its form of legal opinion to address whether the shares will be legally issued. Enclosed with this response letter as Annex A is the revised draft of the legal opinion corresponding to Exhibit 5.1 to the Registration Statement.

21.	Please have counsel revise the opinion to provide consent to the filing of the opinion and to the use of their name.

Company Response: Counsel has revised its form of legal opinion to provide consent to the filing of the opinion and the use of their name. Enclosed with this response letter as Annex A is the revised draft of the legal opinion corresponding to Exhibit 5.1 to the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

ANNEX A

[FORM OF OPINION]

Exhibit 5.1

DRAFT: NPB (21.09.10)

Our ref NPB/657432/19079180v4

China Oumei Real Estate Inc.
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122

[•] 2010

Dear Sirs

China Oumei Real Estate Inc.

We act as counsel as to matters of Cayman Islands law to China Oumei Real Estate Inc., an exempted company incorporated in the Cayman Islands with incorporation number 164013 (the "Company").

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The Certificate of Incorporation dated 10 March 2006, the Certificate of Incorporation on change of Name dated 9 August 2010 and the Amended and Restated Memorandum and Articles of Association of the Company as adopted on 6 August 2010 (the "Articles").

1.2	The unanimous written resolutions (collectively, the "Resolutions") of the Board of Directors of the Company dated: (i) 14 April 2010 ("Resale Pre-Closing Resolutions"); (ii) 14 April 2010 (the "Resale Post-Closing Resolutions"); and (iii) [Ï] 2010 ("Underwritten Offer Resolutions").

1.3	The register of members of the Company as provided to us on [Ï] 2010 (the "Register of Members").

1.4	A Certificate of Good Standing issued by the Registrar of Companies dated 28 July 2010 (the "Certificate of Good Standing").

1.5	A certificate from a Director of the Company a copy of which is annexed hereto (the "Director's Certificate").

1.6

Warrants for the purchase of 1,387,350 ordinary shares of par value US$0.002112 in the Company ("Ordinary Shares") issued by the Company to certain private placement investors on 14 April 2010 (the "Private Placement Warrants").

1.7	Warrant for the purchase of 138,735 Ordinary Shares issued by the Company to private placement agent on 14 April 2010 (the "Placement Agent Warrant").

1.8

Form of warrant to be issued by the Company on or about the date hereof to the underwriter for the purchase of up to 5% of the Ordinary Shares to be issued pursuant to an underwritten offer of the Company (the "Underwriter's Warrant").

The Private Placement Warrants, the Placement Agent Warrant and the Underwriter's Warrant are referred to herein as the "Warrants".

2	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. We have also relied upon the following assumptions, which we have not independently verified:

2.1

Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.2	All signatures, initials and seals are genuine.

2.3	At the time of the exercise of each Warrant in accordance with its terms (the "Exercise"):

	(a)	the laws of the Cayman Islands (including the Companies Law (2010 Revision) of the Cayman Islands (the "Companies Law")) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Exercise in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Exercise;

	(d)	the Company will not have been struck off or placed in liquidation;

	(e)	the issue price for the Ordinary Shares to be issued pursuant to each Warrant (the "Warrant Shares") will not be less than the par value of the Warrant Shares; and

	(f)	the Articles will not have been altered, amended or restated.

2.4	The issue price for Offer Ordinary Shares (as defined below) will not be less than the par value of such Offer Ordinary Shares.

2.5

At the time of the conversion of the 2,774,700 outstanding 6% convertible preference shares of par value US$0.002112 each in the Company (the "Outstanding Preference Shares") into Ordinary Shares in accordance with the Articles (the "Conversion"):

	(a)	the laws of the Cayman Islands (including the Companies Law) will not have changed;

	(b)	the Company will have sufficient authorised but unallotted and unissued Ordinary Shares, in each case to effect the Conversion in accordance with the Articles and the Companies Law;

	(c)	the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the Conversion;

	(d)	the Company will have shares in issue immediately prior to the Conversion other than the Outstanding Preference Shares to be converted;

	(e)	the Company will not have been struck off or placed in liquidation; and

	(f)	the issue price for Ordinary Shares to be issued on the Conversion will not be less than the par value of such Ordinary Shares; and

	(g)	the provisions of the Articles and the Resolutions relating to the Conversion will not have been altered, amended or restated.

2.6	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Company has full power and authority under its Articles to enter into, execute and perform its obligations under the Warrants.

3.3

The execution, delivery and performance of the Warrants have been authorised by and on behalf of the Company and, assuming the Underwriter's Warrant been executed and the Warrants have been unconditionally delivered, in each case by a director or officer of the Company, the Warrants have been duly executed and delivered on behalf of the Company.

3.4

The 31,000,062 outstanding Ordinary Shares (the "Outstanding Ordinary Shares") and the form of share certificate to be used to evidence ownership of the Outstanding Ordinary Shares have been duly authorised by the Company. The Outstanding Ordinary Shares have been legally issued as fully paid and non-assessable. The rights and restrictions of the Outstanding Ordinary Shares are as set out in the Articles.

3.5

The Ordinary Shares to be issued pursuant to the underwritten offer (the "Offer Ordinary Shares") and the form of share certificate to be used to evidence ownership of the Offer Ordinary Shares have been duly authorised by the Company. Upon receipt of by the Company of the issue price therefor and such Offer Ordinary Shares being entered as fully paid on the Register of Members, the Offer Ordinary Shares will have been legally issued as fully paid and non- assessable. The rights and restrictions of the Offer Ordinary Shares will be as set out in the Articles.

3.6

The Warrant Shares have been duly authorised by the Company. Upon receipt by the Company of payment therefor (as provided in each Warrant) and registration in the Register of Members, the Warrant Shares will be legally issued as fully paid and non-assessable. The rights and restrictions of the Warrant Shares will be as set out in the Articles.

3.7

The 2,774,700 outstanding Preference Shares (the "Outstanding Preference Shares") and the form of share certificate to be used to evidence ownership of the Preference Shares have been duly authorised by the Company. The Outstanding Preference Shares have been legally issued as fully paid and non-assessable. The rights and restrictions of the Outstanding Preference Shares are as set out in the Articles and the Resolutions. When the Ordinary Shares are issued upon Conversion of the Outstanding Preference Shares in accordance with the terms of the Articles and the Resolutions and entered as fully paid on the Register of Members, the Ordinary Shares will be legally issued as fully paid and non-assessable and will have the rights, privileges and preferences of Ordinary Shares are as set out in the Articles.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	Cayman Islands stamp duty may be payable if the original Warrants are brought to or executed in the Cayman Islands.

4.2	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.3	We make no comment with regard to the references to foreign statutes in the Warrants.

4.4

Under the Companies Law, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law directs or authorises to be inserted therein. A third party interest in the shares in question would not appear. An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We express no view as to the commercial terms of the Warrants or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Company.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-1 (No. 333-166658) of the Company (such Registration Statement, as amended from time to time, the “Registration Statement”) and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Prospectus included therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 of the United States or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Yours faithfully

Maples and Calder